Exhibit 99.60

CONSENT OF DR. W. MERCER

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Avalon Rare Metals Inc. with the United States Securities and Exchange Commission in connection with the amended annual information form of the Corporation dated November 22, 2010, which includes reference to the undersigned in connection with information relating to the technical information concerning the properties described therein.

/s/ William Mercer
Name: Dr. William Mercer, P. Geo.
Title: Vice President, Exploration, Avalon Rare Metals Inc.

Date: December 9, 2010